UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.             )*

FAO, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

30240S600

(CUSIP Number)

George W. Carlis

Saks Incorporated

750 Lakeshore Parkway

Birmingham, Alabama 35211

205-940-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 001296102

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person SAKS INCORPORATED IRS EMPLOYER IDENTIFICATION NO. 62-0331040

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,333,333 (See Item 5.) 8. Shared Voting Power 0 (See Item 5.) 9. Sole Dispositive Power 3,333,333 (See Item 5.) 10. Shared Dispositive Power 0 (See Item 5.)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (See Item 5.)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 12.1% (See Item 5.)

14.	Type of Reporting Person CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of FAO, Inc., a Delaware corporation (“FAO”). The principal executive offices of FAO are located at 2520 Renaissance Boulevard, King of Prussia, Pennsylvania 19406.

On April 22, 2003, FAO declared a reverse one for fifteen (1:15) stock split of the Common Stock. Unless otherwise indicated in this Schedule 13D, all information with regards to the Common Stock reflects this reverse stock split.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D is filed on behalf of Saks Incorporated, a Tennessee corporation (“Saks” or the “Reporting Person”). Saks, together with its subsidiaries, operates branded department stores in the United States under two business segments: (1) Saks Fifth Avenue Enterprises, which operates Saks Fifth Avenue stores and Off 5th stores and (2) Saks Department Store Group, which operates department stores under the names Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s and Boston Store. The address of the principal executive offices of Saks is 750 Lakeshore Parkway, Birmingham, Alabama, 35211.

To the best knowledge of the Reporting Person, Annex A attached hereto and incorporated herein by reference sets forth, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Saks.

(d)-(e), During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As further described in Item 4, on April 23, 2003, Saks purchased 5,000 shares of Class I Convertible Preferred Stock, Series A, $0.001 par value per share, of FAO (the “Class I Preferred Stock”) for a total purchase price of $5,000,000. Saks obtained the funds to consummate the transactions from cash on hand.

Item 4.	Purpose of Transaction

On April 3, 2003, Saks entered into a Securities Purchase Agreement with FAO and certain other purchasers, that was then amended on April 21, 2003 (the “Purchase Agreement”). A copy of the Purchase Agreement, and the amendment, are attached as an exhibit hereto and incorporated herein by reference. Pursuant to the Purchase Agreement, Saks purchased 5,000 shares of Class I Preferred Stock which are convertible into Common Stock, as described below. FAO sold the Class I Preferred Stock to Saks as part of FAO’s plan of reorganization in connection with its emergence from bankruptcy. Saks currently intends to hold the acquired shares of Class I Preferred Stock, or any shares of Common Stock into which the Class I Preferred Stock may be converted, for investment purposes.

Saks may convert the Class I Preferred Stock held by it at any time into shares of Common Stock at a conversion rate obtained by dividing a $1,000 liquidation preference per share of Class I Preferred Stock by $0.10 per share (prior to giving effect to the 1:15 reverse stock split). Thus, prior to giving effect to the reverse stock split, each share of Class I Preferred Stock held by Saks is convertible into approximately 10,000 shares of Common Stock, for a total conversion amount of 50,000,000 shares of

Common Stock – or 3,333,333 shares of Common Stock after giving effect to the reverse stock split. The conversion rate is subject to adjustment if FAO sells Common Stock or options to purchase Common Stock at a price below fair market value. If this occurs, the conversion rate will increase and Saks will receive additional shares of Common Stock upon conversion of the Class I Preferred Stock. The conversion rate also is subject to adjustment upon the occurrence of certain corporate events, such as stock splits, distributions, recapitalizations, mergers, consolidations or share exchanges.

Holders of Class I Preferred Stock are entitled to receive cumulative dividends on all outstanding shares of Class I Preferred Stock at a rate of $60.00 per share per year, or 6% per year of the $1,000 per share liquidation preference. Prior to December 23, 2005, FAO may pay these dividends through the issuance of additional shares of Class I Preferred Stock. Therefore, it is possible that Saks may acquire additional shares of Class I Preferred Stock, which it then may convert into Common Stock, in the future.

If FAO is in material breach of any of its obligations under the Certificate of Designation of the Preferences of the Class I Preferred Stock and it does not cure the breach within 30 days, then the holders of Class I Preferred Stock shall have the right, voting together as a single class, to elect the minimum number of directors necessary to constitute a majority of the authorized number of directors of FAO. In addition, pursuant to a letter agreement between Saks and FAO, Saks is entitled to designate one board member to the Board of Directors of FAO as long as Saks continues to hold at least 3,000 shares of Class I Preferred Stock (or the Common Stock into which at least 3,000 shares of Class I Preferred Stock have been converted).

The Certificate of Designation of the Preferences of the Class I Preferred Stock is included as Exhibit A to the Purchase Agreement which we have included as an exhibit to this Schedule 13D. The reference to, and description of, some of the terms of the Class I Preferred Stock set forth in this Item 4 is qualified in its entirety by reference to the Certificate of Designation.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As described in Item 4, pursuant to the Purchase Agreement, Saks acquired 5,000 shares of Class I Preferred Stock which it may convert at any time into 3,333,333 shares of Common Stock. The 3,333,333 shares of Common Stock beneficially owned by Saks constitutes 12.1% of the outstanding Common Stock, based on 27,575,584 shares of Common Stock outstanding as reported in a Current Report on Form 8-K filed by FAO on April 21, 2003. The total shares of Common Stock outstanding reported by FAO assumes the conversion of all shares of Class I Preferred Stock and other convertible securities of FAO. Saks has sole voting and dispositive power over the shares of Class I Preferred Stock held by it, and intends to have sole voting and dispositive power over the shares of Common Stock issuable upon conversion of the Class I Preferred Stock.

(c) Other than as set forth in this Schedule 13D, to the best of the Reporting Person’s knowledge as of the date hereof, neither the Reporting Person nor any executive officer or director of the Reporting Person beneficially owns any Common Stock, and there have been no transactions in shares of the Common Stock effected during the past 60 days by any of the foregoing.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference. The Purchase Agreement is included as an exhibit to this Schedule 13D.

In connection with the Purchase Agreement, Saks, the other holders of Class I Preferred Stock and FAO entered into a Registration Rights Agreement and a Shareholders’ Agreement. The Registration Rights Agreement entitles holders of Class I Preferred Stock to certain “demand” and “piggback”

registration rights pursuant to which the holders may request that FAO register shares of Common Stock (after conversion of the Class I Preferred Stock) under the Securities Act of 1933, as amended. The Registration Rights Agreement is included as Exhibit B to the Purchase Agreement, which we have included as an exhibit to this Schedule 13D.

The Shareholders’ Agreement provides the holders of Class I Preferred Stock with certain “tag-along” rights to sell shares of Common Stock held by them (after conversion of Class I Preferred Stock) in the event that any other holder of Class I Preferred proposes to sell or transfer a certain amount of shares of Common Stock (after conversion of Class I Preferred Stock). The Shareholders’ Agreement also provides that in the event FAO receives an offer from a non-affiliate to purchase FAO’s outstanding equity, and the Board of FAO as well as the holders of not less than 50% of the Class I Preferred Stock consent to the purchase, then all holders of Class I Preferred Stock would be required to sell the shares of Common Stock held by them (or sell their shares of Class I Preferred Stock if the Class I Preferred Stock has not been converted). The Shareholders’ Agreement is included as Exhibit C to the Purchase Agreement, which we have included as an exhibit to this Schedule 13D. The references to, and descriptions of, the Registration Rights Agreement and the Shareholders’ Agreement set forth in this Item 6 are qualified in their entirety by references to the copy of these agreements included with the Purchase Agreement.

To the best of the Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any other person with respect to any securities of FAO.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Scheduled 13D:

(a) Securities Purchase Agreement dated as of April 3, 2003 by and among FAO, Inc., Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., and PCG Tagi, LLC (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by FAO, Inc. on April 21, 2003).

(b) Certificate of Designation of the Preferences of the Class I Convertible Preferred Stock of FAO, Inc., included as Exhibit A to the Securities Purchase Agreement filed pursuant to Item 7(a) above.

(c) Form of Registration Rights Agreement between FAO, Inc. and those Purchasers who have entered into the Securities Purchase Agreement, included as Exhibit B to the Securities Purchase Agreement filed pursuant to Item 7(a) above.

(d) Form of Shareholders’ Agreement between FAO, Inc. and those Purchasers who have entered into the Securities Purchase Agreement, included as Exhibit C to the Securities Purchase Agreement filed pursuant to Item 7(a) above.

(e) First Amendment to Securities Purchase Agreement dated as of April 21, 2003 by and among FAO, Inc., PCG Tagi, LLC (as an exiting purchaser) and Woodacres LLC, Charles Norris and Les Biller, as trustee, (as new purchasers) and Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2003 Date	SAKS INCORPORATED

	By:	/s/ GEORGE W. CARLIS
	Name:	George W. Carlis
	Title:	Vice President and Associate General Counsel

ANNEX A

Directors and Executive Officers

of

Saks Incorporated

The (i) name, (ii) title, (iii) principal occupation, (iv) principal business address and (v) citizenship of each of the directors and executive officers of the Filing Person are listed below.

(i)	Bernard E. Bernstein
(ii)	Director
(iii)	Attorney
(iv)	Bernstein, Stair & McAdams LLP, 530 South Gay St., Suite 600, Knoxville, Tennessee, 37902
(v)	United States

(i)	Stanton J. Bluestone
(ii)	Director
(iii)	Retired Chairman of Carson Pirie Scott Group of Saks
(iv)	c/o Saks Incorporated, 750 Lakeshore Parkway, Birmingham, Alabama, 35211
(v)	United States

(i)	James A. Coggin
(ii)	President, Chief Administrative Officer and Director
(iii)	President and Chief Administrative Officer of Saks
(iv)	3455 Highway 80 West, Jackson, Mississippi, 39209
(v)	United States

(i)	Ronald de Waal
(ii)	Vice Chairman of the Board of Directors
(iii)	Chairman of de Waal International Management, N.V.
(iv)	Ertbruggestraat 136, 2110 Wijnegem, Belgium
(v)	Dutch

(i)	Julius W. Erving
(ii)	Director
(iii)	President of the Erving Group and Executive Vice President of RDV Sports / Orlando Magic
(iv)	2 Magic Place, 8701 Maitland Summitt Blvd., Orlando, Florida, 32810
(v)	United States

(i)	Michael S. Gross
(ii)	Director
(iii)	Principal of Apollo Advisors, L.P.
(iv)	1301 Avenue of the Americas, 38th Floor, New York, New York, 10019
(v)	United States

(i)	Donald E. Hess
(ii)	Director
(iii)	Chief Executive Officer of Southwood Partners
(iv)	505 N. 20th Street, Suite 1015, Birmingham, Alabama, 35203
(v)	United States

(i)	George L. Jones
(ii)	President and Chief Executive Officer of Saks Department Store Group and Director
(iii)	President and Chief Executive Officer of Saks Department Store Group
(iv)	750 Lakeshore Parkway, Birmingham, Alabama, 35211
(v)	United States

(i)	R. Brad Martin
(ii)	Chief Executive Officer and Chairman of the Board of Directors
(iii)	Chief Executive Officer of Saks
(iv)	1025 Cherry Rd., Memphis, Tennessee, 38117
(v)	United States

(i)	Nora P. McAniff
(ii)	Director
(iii)	Group President of the People Magazine Group of Time Inc.
(iv)	Time & Life Building, Rockefeller Center, New York, New York, 10020
(v)	United States

(i)	C. Warren Neel
(ii)	Director
(iii)	Commissioner of Finance and Administration for the State of Tennessee
(iv)	Capital Building, Nashville, Tennessee, 37243-0285
(v)	United States

(i)	Stephen I. Sadove
(ii)	Director
(iii)	Vice Chairman of Saks
(iv)	12 E. 49th St., New York, New York, 10017
(v)	United States

(i)	Marguerite W. Sallee
(ii)	Director
(iii)	President and Chief Executive Officer of The Brown Schools
(iv)	3322 West End Ave., Suite 550, Nashville, Tennessee, 37203
(v)	United States

(i)	Christopher J. Stadler
(ii)	Director

(iii)	Managing Partner of Investcorp, S.A.
(iv)	280 Park Avenue, 37th Floor West, New York, New York, 10017
(v)	United States

(i)	Julie A. Bentley
(ii)	Senior Vice President of Investor Relations and Communications and Corporate Secretary
(iii)	Senior Vice President of Investor Relations and Communications of Saks
(iv)	115 N. Calderwood St., P.O. Box 9388, Alcoa, Tennessee, 37701
(v)	United States

(i)	Douglas E. Coltharp
(ii)	Executive Vice President and Chief Financial Officer
(iii)	Executive Vice President and Chief Financial Officer of Saks
(iv)	750 Lakeshore Parkway, Birmingham, Alabama, 35211
(v)	United States

(i)	Brian J. Martin
(ii)	Executive Vice President of Law and General Counsel
(iii)	Executive Vice President of Law and General Counsel of Saks
(iv)	12 East 49th St., New York, New York, 10017
(v)	United States

(i)	Donald E. Wright
(ii)	Executive Vice President of Finance and Chief Accounting Officer
(iii)	Executive Vice President of Finance and Chief Accounting Officer of Saks
(iv)	750 Lakeshore Parkway, Birmingham, Alabama, 35211
(v)	United States